SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 19 July, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. AGM Statement announcement made on 19 July, 2007



July 19, 2007


                          BT - FUTURE GROWTH BASED ON
                               SECURE FOUNDATIONS


BT's future as a company is based on the solid foundations of financial stability, regulatory certainty and global capability. That was the key message delivered today by BT chairman Sir Christopher Bland when addressing the company's shareholders at the Annual General Meeting at the Sage in Gateshead. The speech was Sir Christopher's final address to BT's shareholders before retiring in September, to be succeeded as chairman by Sir Michael Rake, currently chairman of KPMG International.

Describing last year's performance as "very strong", Sir Christopher noted some financial highlights: "Our revenues grew by 4% to over GBP20.2 billion. Our profit grew by 15% to GBP2,495 million. And earnings per share were up 16% to 22.7p. I am delighted to confirm that we have increased the full year dividend by 27 per cent to 15.1 pence." Sir Christopher also confirmed that BT has achieved the ratio of dividends to earnings of two-thirds "one year earlier than planned. In future we expect to increase the dividend, taking into account our earnings growth, cash generation and ongoing investment needs."

Referring to BT's strategy, Sir Christopher emphasised that BT would maintain "a continual focus on customers. We succeed by understanding what they want today , and by anticipating what they will want tomorrow".

Looking back on his six year tenure at the company, Sir Christopher noted that when he joined: " We were suffering from the ailments common to many European telecoms companies. We needed to raise cash, sell non-core businesses and reshape the business." These strategic priorities "were addressed within 12 months, making BT the first telco in Europe to tackle these issues head-on."

Summing up, Sir Christopher noted: "We have established secure foundations on which future growth can now be built. We see a marketplace which is highly competitive but full of exciting opportunities. We have come a long way, but there is much more to be achieved. There is a momentum in BT which continues to build, and management is clearly focused on the opportunities which lie ahead.

Sir Christopher concluded his speech by thanking BT's shareholders and employees for their loyalty and support.

For further information

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date: 19 July, 2007